UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 June 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transaction in Own Shares

13th June 2019

RE-ISSUE OF TREASURY SHARES

CRH plc announces that yesterday, 12th June 2019, it transferred to participants in an employee share scheme 362,434 Ordinary Shares at prices between £14.94 and £20.83 per Ordinary Share.

Following the above transactions, CRH plc holds 40,004,841 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 803,385,497.

Contact
Diarmuid Enright
Assistant Company Secretary
Tel:  003531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 13 June 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary